Dodge & Cox  /  Investment Managers  /  San Francisco
BHP Billiton Ltd. (BHP) - Sold
Investment Thesis
Rising Demand for Metals Global economy, driven by emerging economies has become commodity intensive. Increasing industrialization and infrastructure development in these regions created a huge demand for BHP products
Strong Management Management team is solid and corporate governance excellent. They have responded aggressively to the opportunities presented by commodities boom
Risks
Commodity Market Uncertainty A once-in-a-lifetime bull market in commodities may lead to responses in commodity supply and demand
High Valuation The current share price reflects expectations that current high earnings will be sustained
Cost Pressure Costs related to energy, labor, foreign exchange and capex may affect future earnings
Share Price 66 $       (9/6/2007)
2008e
2007 2008e Multiple
Revenues 47,473 $ 48,897 $ 4.7
Earnings 4.70 5.04 13.1
Dividend 0.47 0.77
Book Value 4.50 5.82 6.50
3
rd
Quarter 2007
Company Profile
Headquartered in Melbourne, Australia
BHP is the world’s largest diversified
resources company.
Operations include Petroleum,
Aluminium, Base Metals, Carbon Steel
Materials, Diamonds, Energy Coal and
Stainless Steel Materials
Founded in 1885.
Per Share Valuation
FY 2007 Revenues = $ 47.4 Billion
FY ends June 30
ADRs Outstanding = 2.93 billion; 1 Share = 2 ADRs
All figures in USD
Conclusion: Due to changing fundamentals and a rising valuation, we decided to sell BHP.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.
Petroleum, 12%
Aluminium, 12%
Base Metals,
27%
Diamonds, 2%
Stainless Steel,
15%
Iron Ore, 12%
Manganese, 3%
Coking Coal, 8%
Energy Coal,
10%

Dodge & Cox  /  Investment Managers  /  San Francisco
Share Price ¥673.0 (8/21/07)
FY 3/08e
FY 3/07 FY 3/08 Multiple
Revenues ¥5,100 5,400
EPS 49.5 50.6 13.3x
Div per Shr 6 6 0.9%
BV per Shr 1,898   1,845    2.7x
3
rd
Quarter 2007
Company Profile Per Share Valuation
2006 Revenues = ¥ 5,100 Billion
Fujitsu Ltd (JP 6702) - Bought
Headquartered in Tokyo, Japan, Fujitsu is one
of the largest IT Service and Equipment
Device providers in the world.
Established in June 1935 as a spin-off of Fuji
Electric
Fujitsu’s portfolio includes IT Services,
Servers & PCs, Mobile Devices, and Logic
Chips.
Geographic revenue mix is currently 67%
Japan, 12% EMEA, 8% the Americas, and
13% from other Asia-Pacific.
Ubiquitous
Product
Solutions, 20%
Device
Solutions, 14%
Other
Operations, 9%
Technology
Solutions, 57%
FY ends March 31
Shares Outstanding = 2.067 million
All figures in ¥
BN ($1 = ¥
118)
Investment Thesis
Cyclical IT Spending Rebound Japanese corporations may spend more on IT in coming years as rising profits allow them to refresh their IT.
Strong Market Positions The company is ranked #1 or #2 in the majority of the markets in which they compete.
Attractive Valuation Fujitsu’s valuation looks inexpensive on a number of metrics.
Margin Improvement Low operating margins can be significantly improved.
Portfolio Optimization Unprofitable businesses have been closed or sold.  We expect management to continue to maximize profitability.
Risks
Increasing Competition in Japan New low cost entrants into the Japanese market could hinder Fujitsu’s profit improvement plans.
Acquisition Risk Fujitsu is entering new geographies with strong local competition which may lead to near-term earnings dilution.
Technology Risk Rapid technological change could hamper the competitiveness of Fujitsu’s products or services.
Contract Execution Fujitsu’s IT Service business could suffer if it doesn’t meet its commitments on fixed-price contracts.
Conclusion: Based on an attractive valuation and market positions Dodge & Cox bought Fujitsu
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Share Price ¥10,450 (8/28/07)
2008e
2007 2008e Multiple
Revenues ¥1,717 ¥1,814 1.0x
Earnings 651 712 14.7x
Dividend 110 120 1.1%
Book Value 8,077 8,735 1.2x
3
rd
Quarter 2007
Company Profile Per Share Valuation*
2007 Net Revenues = Yen 1.3 Trillion
Kyocera Corporation (6971 JP) - Bought
Headquartered in Kyoto, Japan
Leader in applied ceramics.
Operations include manufacture of components
(28%), electronic devices (22%), electronic
equipment (41%), and others (9%).
Founded in 1959 by Dr Kazuo Inamori as Kyoto
Ceramic Co.
Follows an “Amoeba” management system,
which divides the company into small units that
operate as independent profit-and-loss centers
directly linked to their respective markets.
* Pro forma for 13% stake in KDDI
FY ends March 31
Shares Outstanding = 189 million
All figures in JPY ($1 = JPY 117)
Investment Thesis
Strong Market Position in Ceramics Kyocera has a leading share within many niche markets, driving high margins.
Favorable Reinvestment Opportunities R&D efforts focused on growing end-markets such as IT, telecom, and renewable energy.
Focus on Profitability “Amoeba” management systems creates an organizational impetus for profitability; new President Kawamura is targeting 15% operating margins.
Low Valuation Adjusted for cash and equity investments, Kyocera trades at 1.0 times enterprise value-to-sales and 4.3 times enterprise value-to-EBITDA.  Kyocera’s 13% stake in KDDI, Japan’s second largest telecom carrier, is worth one-quarter of Kyocera’s market capitalization.
Risks
End-market Cyclicality About half of revenues are exposed to the semiconductor cycle.
Technology Risk Across its product segments, Kyocera is vulnerable to substitution by rival materials and products.
Inefficient Capital Structure Management has been reluctant to return non-productive assets (cash and securities) to shareholders.
Conclusion: We believe Kyocera is an attractive investment at the current valuation.
Applied Ceramic
Products
10%
Telecom
Equipment
20%
Info Equipment
21%
Electronic
Devices
22%
Other
8%
Semiconductor
Parts
12%
Fine Ceramic
Parts
6%
Optical
Equipment
1%
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
GDR Price (USD) $120.68 (9/20/07)
2007e
2006 2007e Multiple
Earnings $7.17 $9.11 13.2x
Dividend 2.62 6.08 5.0%
Book Value 34.60 44.11 2.7x
ROE 17.6% 22.3%
ROA 1.7% 2.2%
Large Corporate
43%
Consumer Finance &
Cards
17%
Middle Market
19%
Individual & SME
21%
Unibanco (UBB) - Sold
3rd
Quarter 2007
Company Profile
Headquartered in Sao Paulo, Brazil
Fourth largest bank in Brazil
Operations include retail and wholesale
banking, wealth management and
insurance
Founded in 1924 by the Moreira Salles
family
Well-run with long history of operating
profitably despite turbulence
Founding family controls voting shares
Joint ventures with AIG (insurance &
wealth management) and Wal-Mart
(cards)
Per GDR Share Valuation
Loan Portfolio 2006
GDR=Global Depository Receipt
FY ends December 31
Shares Outstanding = 238.6 million
All figures in USD
UBB was sold because the investment thesis has been realized and we believe there are better investment opportunities.
Investment Thesis
Profitability improvement Management has increased the profitability of the bank by increasing its retail deposits, expanding its consumer finance business and redeploying gains from selling its stake in Credicard to restructure its cost base.
Earnings growth Potential for growth in Brazil as Loans/GDP are only 35% versus 68% in Chile and 120% in Spain.
Strategy enhancement Shifting strategy away from corporate lending (low margin) to focus on retail.  Asset management, insurance, credit cards, and private banking are seen as solid growth vehicles.
Reasons to Sell
Valuation The valuation has increased substantially.
Operational improvement The biggest improvements in operations are probably behind us.
Competition Competitors continue to increase scale compared to Unibanco.
Shareholder’s rights The founding family has made it clear that minority shareholders should not expect to share in the fruits of their managerial effort if the bank is sold (preferred shares are non-voting and have no tag-along rights).
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
American International Group (AIG US) - Bought
Investment Thesis
Valuation Valuation premium over other insurers has narrowed.
Focus on Growth and Profitability Likely to sustain low double-digit earnings and equity growth.
Exposure to Attractive Markets Present in most and a leader in many of the world’s insurance markets. Also known for its expertise in many specialized insurance products.
Strong Balance Sheet Remains one of the highest rated insurance companies (AA financial strength rating).
Risks
Complex Business AIG’s business is complex, opaque and levered. The company often takes on developing risks where historical data may be scarce or unreliable.
Legal Challenges While AIG has settled investigations by the New York State Attorney General, the Securities and Exchange
Commission and the Department of Justice, it still has other investigations and lawsuits outstanding.
Slower Future Growth Future growth is likely to be slower than growth achieved in the past due to AIG’s size, more conservative position, and end of the Property & Casualty hard pricing cycle.
3
rd
Quarter 2007
Company Profile
Headquartered in New York.
World’s largest insurance company (by
market capitalization).
Provides Property & Casualty (P&C)
Insurance, Life Insurance, Financial
Services, and Asset Management Services
in over 130 countries.
In 2006, AIG earned 49% of revenues
and 55% of pre-tax profits outside the U.S.
Largest life insurer in the U.S. and
leading insurance provider in Asia.
Per Share Valuation
2006 Revenue  = $ 113.2 Billion
Conclusion: We believe AIG is an attractive investment at current valuations.
FY ends December 31
Shares Outstanding = 2.6 billion
All figures in USD
Financial
Services
7%
Asset
Management
5%
International
P&C
Insurance
11%
U.S. Life
Insurance
14%
International
Life Insurance
30%
U.S. P&C
insurance
33%
AIG S&P500
Price (7/12/07) 68 1,548
2006 Earnings 5.9 96
2007 Est. Earnings 6.2 102
2006 Price / Earnings 11.6x 16.1x
2006 Price / Book 1.9x 2.8x
Dividend Yield 1.2% 1.9%
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.
$

Dodge & Cox  /  Investment Managers  /  San Francisco
Becton Dickinson & Company (NYSE:BDX) - Sold
BD Medical,
55%
BD
Biosciences,
15%
BD
Diagnostics,
30%
Investment Thesis
Strong Market Positions BDX has #1 share in the needles and syringes market.
Movement into High Growth Segments BDX has been moving into higher growth areas such as diagnostics and biosciences.
Returning Capital to Shareholders The company continues to repurchase shares opportunistically – roughly $500mm per year over the last 3 years.
Risks
Multiple Compression BDX has performed exceptionally well in the past few years. Its historically high valuation is at risk of compression.
Entering Investment Stage Company is entering an investment and growth phase with significant acquisitions – typically this phase has not yielded stellar returns.
Better Options Within the medical devices segment, we believe other investments may offer a more attractive valuation and return profile for a comparable business.
3
rd
Quarter 2007
Company Profile
Headquartered in New Jersey with offices
in nearly 50 countries.
6th
largest medical device company in the
U.S.
Operations include Medical (mostly
syringes and needles), Biosciences
(specialized lab equipment) and
Diagnostics (sample collection and testing
equipment).
Founded in 1897.
Largest supplier of needles, syringes and
intravenous catheters for medication
delivery
Per Share Valuation
2006 Revenues = $5.8 Billion
FY ends September 30
Shares Outstanding = 257 million
All figures in USD
Conclusion: Due to the company’s current valuation and relatively unattractive return profile, BDX was sold.
BDX S&P 500
Price (8/21/07) $77 $1,447
2006 EPS 3.27 87.72
2007 est. EPS 3.74 94.09
2006 Price/Sales 3.4 1.4x
2006 Price/Earnings 23.8x 16.8x
2006 Price/Book 4.8x 2.9x
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Comcast (CMCSA)
Cable
Systems
96%
Content,
Business
Telephony and
Other
4%
Investment Thesis
Attractive growth prospects Growth from core video services and new services such as high-speed data, cable telephony, services for small/medium enterprises, and advertising.
Strong competitive positioning Competitive advantage over satellite companies from bundled services. Competitive advantage over phone companies from superior infrastructure.
Good management team Owner-operator led management team with a long-term view. Sensible cable system acquisitions and content investments.
Downside protection Stable subscriber base and strong cash flow generation from utility-like nature of the company’s core services.
Risks
Competition could intensify Video competition from the satellite companies. Data, telephony and video competition from the phone companies.
Acquisition risk Potential value destruction from large scale acquisition.
Higher valuation At 3.0x sales, valuation implies greater expectations for robust growth and/or margin expansion.
Company Profile
Largest cable system operator in the U.S.
Comcast provides video, high-speed data,
and phone services through its broadband
communications networks.
Comcast is present in 22 of the top 25
U.S. cable markets. 70% of the company’s
subscribers reside in the top 25 U.S.
markets.
Comcast was founded in 1963 and is
headquartered in Philadelphia,
Pennsylvania.
Per Share Valuation
2006 Revenues = $25 Billion
FY ends December 31
Shares Outstanding = 3.18 billion
All figures in USD
CMCSA S&P 500
2006 EPS 1.02 86.4
2007 est. EPS 1.06 94.9
2006 Price/Sales 3.0x 1.5x
2006 Price/Earnings 24.4x 16.3x
2006 Price/Book 1.3x 2.8x
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
3
rd
Quarter 2007

Dodge & Cox  /  Investment Managers  /  San Francisco
Covidien Ltd. (NYSE: COV) - Bought
Medical Devices,
59%
Imaging
Solutions, 9%
Pharmaceutical
Products, 13%
Medical
Supplies, 10%
Retail Products,
9%
Investment Thesis
Addressing Historic Under-Investment Management plans to increase R&D and innovation at the company after under-investment within Tyco.
Spin-Off Spin-offs have historically performed well after being freed from a larger conglomerate.  This is especially true in past healthcare spin-offs.  Covidien is the largest healthcare spin-off ever, worldwide.
Significant Cash Generator 5%-7% free cash flow yield provides Covidien ample cash to reinvest in the business or pursue share repurchases.
Diverse and Attractive Product Portfolio Covidien has a diverse portfolio, levered to the trend toward minimally invasive surgery.
Risks
Increased Spending The company plans to make up for historic under-investment by increasing R&D and SG&A.  Margins could suffer as a result.
High Industry Margins Increased competition or lower reimbursement could pressure Covidien’s high margins.
Product Liability Although exposure does not appear significant, there are outstanding product liability lawsuits against the company.
3
rd
Quarter 2007
Company Profile
Headquartered in Mansfield, MA.
5th
largest Medical Device company in
the U.S.
Key operations include Medical Devices
(laparoscopic instruments, energy-based
devices, respiratory solutions), Imaging
Solutions (radiopharmaceuticals, contrast
agents) and Pharmaceutical Products
(narcotics, active ingredients).
43,000 employees in 57 countries.
Formerly known as Tyco Healthcare.
Spun out of Tyco on June 29, 2007.
Per Share Valuation
2006 Revenues = $9.6 Billion
FY ends September 30
Shares Outstanding = 496 million
All figures in USD
Conclusion:  Due to an attractive long-term growth profile, coupled with reasonable valuation metrics, we bought additional shares in Covidien after receiving shares in the spin-off from Tyco International.
COV S&P 500
Price (7/2/07) $43 $1,519
2006 EPS 3.07 87.72
2007 est. EPS 2.56 94.09
2006 Price/Sales 2.2 1.4x
2006 Price/Earnings 13.6x 16.8x
2006 Price/Book 2.6x 2.9x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Citrix Systems (CTXS) - Bought
Application
Virtualization
77%
Citrix Online
13%
Application
Networking
10%
Investment Thesis
Strong Franchise 6,200 channel partners in 100 countries, 180,000 customers, and millions of users.  50% of sales are recurring.
Identifiable Disagreements with Consensus We are more optimistic than consensus regarding CTXS’ competitive strength and growth potential.
Attractive Reinvestment Opportunities CTXS competes in the $50 billion content/productivity software market.
Valuation Doesn’t Reflect Opportunities 15 times price-to-earnings for a company with high free cash flow margins and strong growth potential.
Risks
Competition Future versions of Microsoft Windows may include increased remote access functionality.  Web-based applications such as Google Docs & Spreadsheets are also a threat.
Acquisitions Acquisitions will be an important part of future growth.
Limited Margin Improvement Opportunities Profit margins are already very high.
Employee Stock Option Abuse The board of directors is conducting a voluntary investigation into stock option granting practices.
3
rd
Quarter 2007
Company Profile
Headquartered in Fort Lauderdale, FL.
Founded in 1989.
Largest application virtualization
software company in the world.
Software products allow users to
remotely access data and applications.
2006 revenues: 43% product licenses,
36% license updates, 13% online services,
and 8% technical services.
Application Networking & Citrix Online
businesses came mostly from two recent
acquisitions (Expercity and NetScaler).
20% sales per share growth since 1999.
Per Share Valuation
2006 Revenues = $1.1 Billion
FY ends December  31
Shares Outstanding = 185 million
All figures in USD
Conclusion: We believe Citrix is an attractive investment at the current valuation.
CTXS S&P 500
Price (6/5/07) $33 $1,531
2006 EPS 2.23 89.0
2007 est. EPS 1.37 95.7
2006 Price/Sales 5.4x 1.5x
2006 Price/Earnings 15x 17x
2006 Price/Book 4.2x 2.9x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
FirstEnergy Corp (FE US) - Sold
Investment Thesis
Healthy Cash Flow Generation Returning cash to shareholders via share buybacks and dividend increases. Commitment to grow annual dividend at 4-5% rate. May see more buybacks in time.
Limited Long-Term Downside Downside appears limited due to balance sheet/cash flow strength, supply tightness, commodity prices, net positive regulatory drivers, etc.
Risks
Regulatory Risk Future earning are heavily dependent on regulatory decisions in Ohio and Pennsylvania. FE has taken a more aggressive stance with the Ohio regulator than American Electric Power and Duke/Cinergy, which could backfire.
Operating Shortfall Risk While plant and network management has greatly improved over the past few years, risks of blackouts and unplanned downtimes remain.
Merger & Acquisition Risk Given the multiple states and regulatory climate that FE operates in, it appears less likely that the company is an acquisition/LBO target and more likely that FE acquires generation and/or another utility.
3
rd
Quarter 2007
Company Profile
Headquartered in Ohio, FE is the holding
company for 7 regulated distribution
companies.
FE serves 4.5 million customers in Ohio,
Pennsylvania and New Jersey.
FE owns over 14,000 megawatts (MW) of
generation capacity.
Approximately 65% of output comes from
coal-fired plants, another 30% from nuclear
plants, and the remainder from gas-fired
peakers, hydro, oil-fired, and other sources.
Per Share Valuation
2006 Revenue  = $11.5 Billion
Conclusion: Due to changing fundamentals and a rising valuation, we decided to sell First Energy.
FY ends December 31
Shares Outstanding = 305 million
All figures in USD
Regulated
Services
39%
Retail
Electric
Generation
47%
Wholesale
Electric
Generation
8%
Transmission
5%
Other
1%
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.
FE S&P 500
Price (8/7/07) $64.54 $1,476.71
2006 EPS 3.8 91
2007E EPS 4.2 96
2006 Price/Earnings 16.8x 16.3x
2006 Price/Book 2.3x 2.8x
Dividend Yield 3% 2%

Dodge & Cox  /  Investment Managers  /  San Francisco
Honda Motor Co., Ltd. (HMC) - Sold
3
rd
Quarter 2007
Company Profile Per Share Valuation
2006 Revenues = $ 93.9 Billion
FY ends March 31
Shares Outstanding = 1.829 billion
Conclusion: Based on demanding valuation and industry-wide difficulties, Dodge & Cox sold Honda Motor Co.
Honda S&P 500
Price (9/20/07) $33 $1,519
2006 EPS 2.75 81.70
2007 est. EPS 3.10 86.80
2006 Price/Sales 0.6x 1.5x
2006 Price/Earnings 11x 16x
2006 Price/Book 1.4x 2.8x
Headquartered in Tokyo, Japan.
Eighth largest automobile and motorcycle
company in the world.
Operations include Automobiles (80%),
Motorcycles (12%), Power Products (4%),
and Financial Services (4%).
Geographic revenue mix is 55% North
America, 20% Japan, 10% Europe, 9%
Asia and 6% Others.
Founded in 1948, Honda became the
world’s largest motorcycle producer
within twelve years.
Investment Thesis
Strong Operator with Cost Advantages Lower legacy costs compared to the North American “Big 3” leads to high profit per unit.
International Growth Potential Announced new plants in Argentina and Thailand, on top of already-announced expansion in U.S. and Japan.
Technological Edge Well-positioned to adapt to higher fuel economy expectations and more stringent emissions standards.
Flexible Manufacturer Uniquely capable of limiting production of a model with declining demand and changing to another.
Risks
Demanding Valuation High margin leaves only sales as driver of returns under already challenging conditions.
Difficult Industry-Wide Conditions Material costs, intense competition and other factors with basically flat pricing leave little space for profit.
Reliance on Mature Markets Still reliant on North America and Japan, which grow slowly and expose Honda to currency risk.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Others
6%
Asia
9%
Japan
20%
Europe
10%
North America
55%

Dodge & Cox  /  Investment Managers  /  San Francisco
Hewlett-Packard (HPQ)
Investment Thesis
Inexpensive Valuation 17.4 times 2007 earnings and 1.5 times 2006 sales for a company with the potential for significant earnings growth.
Earnings Growth Potential Opportunities for organic sales growth, cost-cutting, and share repurchase funded by high free cash flow.
Strong Business Franchises Market share gains in printers, PCs, and servers over the last few years have demonstrated the strength of HP’s business franchises.
Reinvestment Opportunities HP can invest capital productively in several different markets, especially printers, software, and services.
Risks
Acquisitions HP continues to make a large number of acquisitions, particularly in software.
Macroeconomic Weakness Economic sensitivity has historically been greater than the overall market.
Renewed Competitor Strength Struggling competitors, Sun and Dell, may overcome short-term difficulties.
3
rd
Quarter 2007
Company Profile
Headquartered in Palo Alto, CA.
Largest printer, PC, and low-end server
company in the world.
80% of 2006 sales came from equipment
and 20% came from service.
65% of 2006 sales were international.
53% of 2006 operating profit came from
Imaging and Printing Systems.
Founded in 1939.  Acquired Compaq in
2002.
Mark Hurd named CEO in March, 2005.
Gained the PC market share lead from
Dell in the third quarter of 2006.
Per Share Valuation
2006 Revenues = $92 Billion
FY ends October 31
Shares Outstanding = 2.7 billion
All figures in USD
Conclusion: We believe Hewlett-Packard is an attractive investment at the current valuation.
HPQ S&P 500
Price (8/31/07) $49 $1,474
2006 EPS 2.23 90.40
2007 est. EPS 2.83 95.70
2006 Price/Sales 1.5x 1.5x
2006 Price/Earnings 22x 16x
2006 Price/Book 3.5x 2.8x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Enterprise
Systems Group
19%
Software
1%
HP Financial
Services
2%
Imaging and
Printing
Systems
29%
Personal
Systems Group
32%
HP Services
17%

Dodge & Cox  /  Investment Managers  /  San Francisco
International Paper (IP) - Sold
Printing & CP,
28%
Industrial
Packaging,
24%
Consumer
Packaging,
14%
Distribution,
31%
Forest
Products, 2%
Other, 1%
Investment Thesis
Improved Pricing Power Pricing power for producers of uncoated paper could improve due to industry consolidation and capacity closures.
Debt Reduction IP improved its balance sheet primarily through asset sales and reduced its debt from $15 billion to ~$7.2 billion.
Cost Structure IP has ample cost reduction opportunities to pursue.
Risks
Reinvestment Risk IP announced plans to significantly expand its overseas operations which we view as higher risk.
Business Mix IP’s business mix could hamper earnings consistency and growth since its businesses operate on different cycles.
Lower Downside Protection IP lacks the timberland assets it once sold to supplement earnings and cash flow during recessions.
Rising Costs Rising pulp, chemical, energy, transportation and other costs are restraining IP’s profitability.
Declining Paper Demand Paper demand in North America is in secular decline due to electronic substitution.
3
rd
Quarter 2007
Company Profile
Headquartered in Memphis, Tennessee
International Paper is the largest paper
and forest product company in the US.
Sales by geography are North America
(75%), Europe (12%), Asia Pac (9%), and
Latin America (4%).
IP and Domtar now control 60% of the
uncoated paper market in North America.
IP sold the majority of their timberlands.
Per Share Valuation
2006 Revenues = $21.7 Billion
FY ends December 31
Shares Outstanding = 429.6 million
Conclusion:  Due to a higher valuation and more attractive opportunities elsewhere, we are selling IP.
IP S&P 500
Price (9/17/2007) 36 $    1,474 $
2006 EPS 2.19 90.43
2007 est. EPS 2.40 95.76
2006 Price/Sales 0.7x 1.4x
2006 Price/Earnings 15x 16x
2006 Price/Book 2.0x 2.8x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Johnson & Johnson (JNJ) - Bought
Pharmaceutical,
44%
Medical
Devices, 38%
Consumer, 18%
Investment Thesis
Market Leader Market leading positions across the healthcare industry with 70% of sales coming from products where JNJ holds #1 or #2 market share
Rapidly Growing End Markets Sells into rapidly growing end markets and has a history of taking share
Moderate Valuation Moderate valuation provides downside protection
Multiple Sources of Upside There are multiple sources of upside: pipeline; cost reduction; successful acquisitions / partnerships; levered share repurchase;
multiple expansion
Management Management appears rational and focused on the long term
Risks
Poor Capital Allocation Uncertain how management will deploy free cash flow.
Pipeline Pipeline appears promising, but may not deliver.
Margin Contraction Cost reduction may not be adequate to offset margin pressures from patent expirations and competitor incursions
Regulatory Environment Pricing and approval of drugs and medical devices may become more stringent
3
rd
Quarter 2007
Company Profile
Founded in 1887 and headquartered in New
Brunswick, New Jersey.
World’s largest, most broadly diversified
healthcare company.
Portfolio includes leading pharmaceutical,
medical device and consumer healthcare
franchises.
Sales distribution by geography: US (55%),
Europe (24%), Asia-Pacific / Africa (14%) and
Western Hemisphere-excluding US (7%).
Per Share Valuation
2006 Revenues = $ 53.3 Billion
FY ends December 31
Shares Outstanding = 2.92 billion
All figures in USD
Conclusion: Based on moderate valuation and attractive risk/reward profile, Dodge & Cox bought JNJ.
Name S&P 500
Price (8/9/07) $62 $1,418
2006 EPS 3.73 87.72
2007 est. EPS 4.02 94.09
2006 Price/Sales 3.4x 1.4x
2006 Price/Earnings 16.6x 16.8x
2006 Price/Book 4.6x 2.9x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Kyocera Corporation (KYO) - Bought
Applied Ceramic
Products
10%
Telecom
Equipment
20%
Info Equipment
21%
Electronic
Devices
22%
Other
8%
Semiconductor
Parts
12%
Fine Ceramic
Parts
6%
Optical
Equipment
1%
Investment Thesis
Strong Market Position in Ceramics Kyocera has a leading share within many niche markets, driving high margins.
Favorable Reinvestment Opportunities R&D efforts focused on growing end-markets such as IT, telecom, and renewable energy.
Focus on Profitability “Amoeba” management systems creates an organizational impetus for profitability; new President Kawamura is targeting 15% operating margins.
Low Valuation Adjusted for cash and equity investments, Kyocera trades at 1.0 times enterprise value-to-sales and 4.3 times enterprise value-to-EBITDA.  Kyocera’s 13% stake in KDDI, Japan’s second largest telecom carrier, is worth one-quarter of Kyocera’s market capitalization.
Risks
End-market Cyclicality About half of revenues are exposed to the semiconductor cycle.
Technology Risk Across its product segments, Kyocera is vulnerable to substitution by rival materials and products.
Inefficient Capital Structure Management has been reluctant to return non-productive assets (cash and securities) to shareholders.
3
rd
Quarter 2007
Company Profile
Headquartered in Kyoto, Japan
Leader in applied ceramics.
Operations include manufacture of
components (28%), electronic devices
(22%), electronic equipment (41%), and
others (9%).
Founded in 1959 by Dr Kazuo Inamori as
Kyoto Ceramic Co.
Follows an “Amoeba” management
system, which divides the company into
small units that operate as independent
profit-and-loss centers directly linked to
their respective markets.
Per Share Valuation
2007 Net Revenues = Yen 1.3 Trillion
* Pro forma for 13% stake in KDDI
FY ends March 31
Shares Outstanding = 189 million
KYO figures in USD ($1 = JPY117)
Conclusion: We believe Kyocera is an attractive investment at the current valuation.
KYO* S&P 500
Price (8/28/07) $88 $1,432
2007 EPS 5.65 86.40
2008 est. EPS 6.18 94.90
2007 Price/Sales 1.1x 1.5x
2007 Price/Earnings 15.6x 16.3x
2007 Price/Book 1.3x 2.9x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Legg Mason, Inc. (LM) - Bought
Institutional
51%
Managed
Investments
42% Wealth
Management
7%
3
rd
Quarter 2007
Company Profile
Headquartered in Baltimore, Maryland.
Investment managers include Western
Asset, ClearBridge, Legg Mason Capital
Management, Brandywine Global, Private
Capital, Royce Funds, Batterymarch, and
Permal Group
In 2005, Legg Mason acquired The Permal
Group and most of Citigroup’s asset
management business to become the 9
th
largest asset management firm, with $992
billion assets as of June 30, 2007.
Per Share Valuation
AUM by Division (FY07)
* Cash EPS
FY ends March 31
Shares Outstanding = 148 million
All figures in USD
Conclusion: We believe Legg Mason is an attractive investment at the current valuation.
Investment Thesis
High Quality Operations Asset inflows over the long term are expected to be driven by focus on investment quality, protection of manager independence, diversification across asset classes, successful M&A strategy, and strong industry reputation.
Stable Fixed Income Business WAMCO is a stable and valuable franchise that serves as a financial anchor for Legg Mason due to highly rated operations, global distribution network, stable assets, and economies of scale.
Compelling Valuation Legg Mason is inexpensive relative to cash flow generation, growth prospects, and downside protection.
Risks
Slowing Growth With close to $1 trillion under management, it may be impossible for Legg Mason to expand at the same rate as in the past.
Management Issues The company has only known the leadership of CEO Raymond Mason, who is now looking for a successor.
Limited Operating Leverage Legg Mason is obliged to share revenue proportionately with operating subsidiaries, which limits the operating leverage that can accrue to Legg Mason corporate.
LM* S&P 500
Price (8/7/07) $87 $1,477
2007 EPS 5.86 87.72
2008 est. EPS 6.22 94.09
2007 Price/Sales 3.0x 1.4x
2007 Price/Earnings 14.8x 16.8x
2007 Price/Book 2.0x 2.9x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Macy’s, Inc. (M) – Bought
Bloomingdale's,
9%
Macy's East,
27%
Macy's South,
14%
Macy's Other,
27%
Macy's West,
23%
Investment Thesis
Valuation Macy's trades at an attractive valuation.
Turnaround & Synergies Macy’s acquisition of an underperforming May Company provides an opportunity to turn around May and realize synergies.
Downside protection Macy’s high free cash flow, dividend and real estate ownership provide downside protection.
Risks
Macro Consumer spending could slow down.
Integration risks Macy's faces integration risks with respect to the May acquisition.
3
rd
Quarter 2007
Company Profile
Founded in 1929, Macy's is
headquartered in New York.
Macy's is the largest department store
retailer in the United States with $27B in
2006 sales.
Macy's operates over 850 department
stores under the Macy’s and
Bloomingdale’s names.
Formerly known as Federated Department
Stores, Macy's acquired May Company in
2005, doubling its sales.
Per Share Valuation
2006 Revenues = $27 Billion
FY ends Jan 31
Shares Outstanding = 458 million
All figures in USD
Macy's is an attractive investment given its valuation, downside protection and opportunities presented by the May acquisition.
M S&P 500
Price 34 1550
2006 EPS 2.25 86
2007 est. EPS 2.20 94
2006 Price/Sales 0.6x 1.7x
2007 Price/Earnings 15x 17x
2006 Price/Book 1.5x 3.0x
This material is for informational purposes only and is not an analysis of every material fact with respect to any security.  Opinions expressed above are subject to change without notice.  Statements of fact may be inaccurate or incomplete.  Information regarding a security is historical and is not intended to represent current conditions or predict future results.  The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of
Dodge & Cox's current or future trading activity.  This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited.  Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses.
To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus
carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Asia Pacific
16%
Canada
4%
Latin America
4%
Other Brands
1%
US
47%
Europe
28%
McDonald’s Corp (MCD US)
Investment Thesis
Global Consumer Brand Exposed to the growth in global consumer purchasing power.
Economies of Scale 31,667 restaurants in 118 countries make MCD the undisputed low-cost provider.
Operational Excellence Industry leading average restaurant sales combined with economies of scale allow MCD to achieve industry leading operating margins.
Improving Consumer Trends International operations are experiencing organic sales growth and improving margins. U.S. operations are enjoying a strong recovery from the 2002 to 2003 slump.
Risks
Market Saturation in the U.S. Further store expansion will have to come from overseas.
Fractionalization of U.S. Customer Tastes MCD’s ability to accommodate the growing variety of foods is limited by the size of its stores.
Volatile Markets Expansion into Eastern Europe, Latin America and Asia Pacific regions may result in better growth, but may increase risk.
Outbreaks of Livestock Diseases MCD is susceptible to food borne and other disease outbreaks such as BSE, hoof and mouth, and bird flu.
3
rd
Quarter 2007
Company Profile
Headquartered in Illinois, MCD operates
over 31,000 quick-serve restaurants in 118
countries.
As of December 2006, 72% of MCD’s
restaurants were franchise-owned and 28%
were company-owned.
In 2006, MCD disposed of its interest in
Chipotle through public stock offerings and
a tax-free exchange.
In 2007, MCD announced plans to sell its
chain of Boston Market restaurants.
Per Share Valuation
2006 Systemwide Sales*  = $57.5 Billion
Conclusion: We believe McDonald’s is an attractive investment at its current valuation.
* Systemwide sales
FY ends December 31
Shares Outstanding = 1.2 billion
All figures in USD
* Systemwide sales = sales from both company-owned and
franchised owned restaurants
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.
MCD S&P 500
Price (8/24/07) $50.12 $1,479.37
2006 EPS 2.3 91
2007E EPS 2.6 96
2006 Price/Earnings 21.8x 16.3x
2006 Price/SS* 1.1x -
2006 Price/Sales 2.9x 1.5x

Dodge & Cox  /  Investment Managers  /  San Francisco
Molex Inc. (MOLX, MOLXA) - Bought
Telecom, 30%
Data Products,
22%
Auto, 18%
Consumer, 19%
Industrial, 9%
Other, 2%
3
rd
Quarter 2007
Company Profile
Headquartered in Lisle, Illinois.
Founded in 1938.
Second largest connector manufacturer in the
world.  Connectors are electronic components
that connect conducting elements such as
cables and circuit boards.
2006 sales by geography were 28% Americas,
19% Far East North, 33% Far East South, 18%
Europe, and 2% Other.
The founding Krehbiel family owns 24% of
total shares and all of the super-voting Class B
shares.  John and Frederick Krehbiel serve as
Co-Chairmen.
Per Share Valuation (MOLXA)
2006 Revenues = $2.9 Billion
FY ends June 30
Shares Outstanding = 184 million
All figures in USD
Conclusion: We believe Molex is an attractive investment at the current valuation.
Molex S&P 500
Price (7/2/07) $27 $1,519
2006 EPS 1.37 89.0
2007 est. EPS 1.51 95.7
2006 Price/Sales 1.8x 1.5x
2006 Price/Earnings 20x 17x
2006 Price/Book 2.0x 3.0x
Investment Thesis
Owner/Operator Management Members of the founding Krehbiel family have proven themselves to be capable, long term-oriented managers.
Differentiated Products Molex invests heavily in research and capital expenditures in order to develop complex, innovative products.
Sustainable High Growth Molex should be able to maintain a high-growth rate thanks to its existing presence in attractive markets (e.g.
wireless, Asia) and its opportunities to grow in new markets (e.g. defense and medical).
Valuation Price-to-earnings and price-to-sales ratios are at their lowest levels in over 15 years.
Risks
Increasing Commodity Prices Molex may not be able to fully pass-on commodity price increases to customers.
Competitive Pressure May Increase Competitors such as Taiwanese connector maker Hon Hai may attempt to compete on price.
Acquisitions Molex’s growth will be partly dependent on its ability to make successful acquisitions.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com f xor
call 800-621-3979. Please read the prospectus carefully before investing.
Motorola Inc (MOT)- Bought
Investment Thesis
Attractive Valuation Trades at (2007E) 1.1x Price/Sales, 8.8x Price/R&D, and has a 5% operating Free-Cash-Flow (FCF) yield.
Profitability Improvement Potential for overall profitability improvement, driven by restructuring and improved product mix in Handsets unit, as well as a shift in strategic focus.
Attractive Revenue Growth Prospects Wireless penetration in emerging markets, wireless and broadband network rollout by carriers, and voice/data/video offerings by cable and telecom companies provide potential sources of long-tailed growth.
Strong Balance Sheet & Cash Position Generating positive FCF and planning to return cash to shareholders through a large share buyback program (up to
9% of current market capitalization).  Management is currently focusing on improving cash flow generation.
Risks
Handset Issues Weak product development and execution of business strategies led to large decline in profits.  Continued strong competition from Nokia and others.
Networks Business Lack of market share in next-generation wireless network infrastructure (3G). Possible over-reliance on potential spending by cable and telecom companies on future infrastructure systems (4G/WiMAX).
Company Profile
Headquartered in the United States
Top-3 mobile handset vendor
(approximately 14% global market share)
Leading network infrastructure provider,
#3 provider of CDMA infrastructure, #1
provider of private radio systems.
2006 sales by geography: US (44%),
Europe (15%), Asia excluding China
(11%), China (11%), Latin America
(10%), Other Markets (9%).
Per Share Valuation
2006 Revenues = $42.9 Billion
R&D: Research & Development
FY End December 31
Shares Outstanding: 2.3 billion
All Figures in USD
Conclusion: We believe Motorola is an attractive investment at the current valuation.
Handsets
66%
Connected
Home
8%
Networks &
Enterprise
26%
MOT S&P 500
Share Price $18.53 $1,529
2006 EPS 1.23 91
2007E EPS 0.22 94
2006 Price/Sales 1.1x 1.5x
2006 Price/Earnings 15x 17x
2006 Price/R&D 11x n.a.
3
rd
Quarter 2007

Dodge & Cox  /  Investment Managers  /  San Francisco
NCR Corp. (NCR) - Sold
Financial Self
Service
23%
Retail Store
Automation
14%
Payment and
Imaging
3%
Customer
Services
28%
Systemedia
7%
Data
Warehousing
(Teradata)
25%
Investment Thesis
Select Growth Opportunities Teradata and the non-traditional portions of the Retail Store Automation segment (self-checkout, airport kiosks, medical, etc.) have strong growth potential.
Capacity for Increased Financial Leverage $4 per share in net cash.  Management wants to increase leverage after the Teradata separation.
Global #1 or #2 in all Markets #1 in Data Warehousing and Financial Self Service.  Top-2 in Retail Store Automation.
Risks
Limited Margin Improvement Opportunities NCR has already taken advantage of the significant margin improvement opportunities.  For example,
Teradata profitability has increased from 0% to over 20% of sales.
Mostly Low-Growth Markets Excluding the above-mentioned segments, NCR’s markets have fairly low growth prospects.
Teradata Split may not Create Value Teradata has already been optimized for profitability.  Cost redundancies will be created.
Full Valuation Given Low Growth Prospects 1.5 times price-to-sales and 18 times price-to-earnings.
3
rd
Quarter 2007
Company Profile
Headquartered in Dayton, OH.
Founded in 1884.
Largest ATM manufacturer in the world.
53% of 2006 revenues came from
products and 47% came from services.
42% of 2006 revenues came from the US,
7% from the Americas, 33% from EMEA,
7% from Japan, and 11% from Asia-Pac.
Acquired by AT&T in 1991 and spun off
in 1997.
Data Warehousing division (Teradata,
acquired in 1991) to be spun off on
9/30/07.
Per Share Valuation
2006 Revenues = $6.1 Billion
FY ends December 31
Shares Outstanding = 183 million
All figures in USD
Conclusion: As a result of the risks discussed above, we decided to sell NCR.
NCR S&P 500
Price (8/21/07) $49 $1,447
2006 EPS 2.66 90.4
2007 est. EPS 3.00 95.7
2006 Price/Sales 1.5x 1.5x
2006 Price/Earnings 18x 16x
2006 Price/Book 4.2x 2.8x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Nova Chemicals Corporation (NYSE:NCX) - Sold
Olefins /
Polyolefins,
62%
Performance
Styrenics, 6%
STYRENIX,
32%
Investment Thesis
Potential Turnaround The company’s STYRENIX business is in the beginning stages of a recovery after persistent losses.
Alberta Advantage Nova has a cost advantage in sourcing ethane, versus its North American peers.
Performance Products Though largely a commodity manufacturer, Nova does have some interesting technologies that allow for premium pricing.
Risks
Valuation Nova is trading in-line with its competitors, while offering a less attractive return profile.
Financial Deterioration Nova has a credit rating in junk territory and has seen net debt increase over the past few years.
Commodities Cycle With currently high levels of profitability, an industry downturn could potentially occur in the next 1-2 years.
3
rd
Quarter 2007
Company Profile
Headquartered in Calgary, Alberta.
Publicly traded in both the United States
and Canada.
Assets are located in Canada (68%),
United States (21%), and Europe/Other
(11%).
Nova’s Joffre plant is the largest ethylene
and polyethylene complex in the world.
Per Share Valuation
2006 Revenues = $6.5 Billion
FY ends December 31
Shares Outstanding = 83.6 million
All figures in USD
Conclusion: Due to minimal growth prospects and a full valuation, Nova was sold.
NCX S&P 500
Price (7/10/07) $38 $1,510
2006 EPS 1.49 87.72
2007 est. EPS 2.50 94.09
2006 Price/Sales 0.5x 1.4x
2006 Price/Earnings 25.6x 16.8x
2006 Price/Book 5.8x 2.9x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com
or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Investment Thesis
Risks
Sony (SNE)
3
rd
Quarter 2007
Company Profile
•Headquartered in Japan
•Independent, no group affiliation
•Broad business portfolio (see right)
•#2 consumer electronics company
•Strong brand and technology
portfolio in consumer broadband
(R&D 7% of sales)
•Emerging markets 23% of sales
Valuation 2007 Revenues: $72 billion
Valuation Sum of the parts analysis of non-electronics business exceeds current market value.
Core electronics business is valued as negative.
New management Howard Stringer CEO in 2005.  Meetings with Stringer and other divisions confirm that he is more in control.
Restructuring Company is making progress in restructuring the electronics business and may be more focused in the future with non-core asset spin-offs.
This document is based on information available to the public and is for informational purposes only.  No representation is made that it is accurate or complete.  Neither the information nor any opinion expressed constitutes an offer to buy or sell the securities mentioned.  It should not be assumed that recommendations made in the future will be profitable or will equal the performance of the securities mentioned herein.  This information is the confidential and proprietary product of Dodge & Cox.  Any unauthorized use, reproduction or disclosure is strictly prohibited.
Fiscal Year End March
Shares Outstanding: 1,050 MM
All figures in USD
Source: Bloomberg, Reuters, Company Reports
Audio
6%
Information &
Communicatio
n
11%
Components
10%
Semi
3%
Other
Electronics
6%
Picture
12%
Games
12%
Television
15%
Video
14%
Others
4%
Financial
Services
8%
SNE S&P 500
Price (8/28/07) $47 $1,444
2007 EPS $1.1 $93
2008 est. EPS $2.9 $101
2007 Sales/Shr $68 $925
2008 est. P/E 16x 14x
2007 P/S $0.7 $1.6
74% of sales are ex-Japan but engineering costs mainly ¥ based; SNE has sizeable currency exposure. Foreign exchange mismatch
Play Station 3 is facing stiff competition from other next-generation gaming consoles. Play Station 3
It is difficult to cut costs and exit unprofitable products when margins have improved. Sustainability of pace of restructuring

Dodge & Cox  /  Investment Managers  /  San Francisco
Unilever NV (NYSE:UN) – Sold
Savoury &
Dressings, 35%
Health &
Beverages, 19%
Home Care,
18%
Personal Care,
28%
Investment Thesis
Portfolio Restructuring The company continues to rebalance its portfolio towards higher growth and higher margin product lines.
Centralization Unilever had previously been run on a regional basis with numerous inefficiencies as a result.  This de-centralized management is slowly going away.
Management Change In an effort to instill a sense of urgency, Unilever has made a number of management changes, including hiring a new Chairman and CFO.
Risks
Weak Product Portfolio Despite some restructuring, the product portfolio contains a number of slow growth, unattractive categories.
Bureaucracy Unilever remains very bureaucratic and lacks dexterity, e.g., it still maintains two corporate headquarters.
Retail Leverage Consolidation of retailers and the growth of hard discounters in the U.S. and Europe will continue to put pressure on
Unilever.
3
rd
Quarter 2007
Company Profile
Headquartered in Rotterdam, Netherlands
and London, UK.
Founded in 1930.
3
rd
largest consumer products company
in the world.
Regional sales include Europe (38%),
The Americas (35%), and Asia/Africa
(27%).
Shares are dual-listed on the London
Stock Exchange and Euronext
Amsterdam, both with corresponding
ADRs in the United States.
Per Share Valuation
2006 Revenues = $49.7 Billion
FY ends December 31
Shares Outstanding = 571 million
All figures in USD
Conclusion: Due to more attractive foreign investment candidates in the domestic portfolio, UN was sold.
UN S&P 500
Price (7/31/07) $30 $1,418
2006 EPS 1.62 87.72
2007 est. EPS 1.74 94.09
2006 Price/Sales 1.6x 1.4x
2006 Price/Earnings 18.5x 16.8x
2006 Price/Book 6.4x 2.9x
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
UnitedHealth Group (UNH) - Bought
Uniprise, 7%
HealthCare
Services, 87%
Specialized
Care Services,
5%
Ingenix, 1%
Investment Thesis
Most Diversified Player in Managed Care In addition to its core commercial underwriting business, UNH is the leading company in the government sector with over $30 billion in revenue. UNH has a $1 billion healthcare IT franchise and a financial services division offering health savings accounts.
Reputation for Innovation UNH has been at the forefront of industry trends, including national accounts, data analytics and specialty insurance.
Strongest National Presence in the Industry UNH is the leader in the national account market segment, giving it a cost advantage over its smaller peers.
Beneficiary of Further Consolidation Acquisitions should remain a lever of growth going forward with bolt-on, niche acquisitions playing a key role.
Risks
Political Pressure to Overhaul Healthcare Radical reform could damage the economics of the privately run healthcare system.
Increased Competition As the industry consolidates and matures, competition could increase, particularly from non-for-profit competitors, thus impacting profits.
Meaningful Bet on Medicare The private Medicare business has been volatile historically and subject to government intervention.
3
rd
Quarter 2007
Company Profile
Headquartered in Minneapolis, MN.
Largest managed care company in the
U.S.
Health Care Services segment includes
UnitedHealthcare (55%), Ovations (39%),
and AmeriChoice (6%).
Founded in 1977.
UNH serves approximately 33 million
members.
Through its PacifiCare acquisition in
2005, UNH has become the largest private
Medicare provider.
Per Share Valuation
2006 Revenues = $72 Billion
FY ends December 31
Shares Outstanding = 1.40 billion
All figures in USD
Conclusion: Due to its strong position in the attractive healthcare industry and a moderate valuation, UNH was purchased.
UNH S&P 500
Price (9/7/07) $49 $1,454
2006 EPS 2.97 87.72
2007 est. EPS 3.41 94.09
2006 Price/Sales 1.1x 1.4x
2006 Price/Earnings 16.6x 16.8x
2006 Price/Book 3.3x 2.9x
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.
To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully
before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Unum Group (UNM US) – Sold
Investment Thesis
Market Leader Leading provider of U.S. and U.K. group disability insurance and U.S. individual disability insurance.
Improving Pricing Sustained price increases on renewing policies should improve profitability and lessen the likelihood of additional reserve strengthening.
Strengthened Capital Position Increased its statutory capital and risk-based capital ratio substantially between 2002 and 2006.
Risks
Lack of Diversification Reliance on disability insurance prevents UNM from offsetting weakness in the business with strengths in other businesses.
Aggressive Management Aspires to have a lower capital adequacy than most of its peers. It also has the highest leverage ratio amongst
U.S. large capitalization life companies.
Legal and Regulatory Challenges Legal disputes could result in charges to earnings or force UNM to adjust its business practices which may disadvantage the company.
3
rd
Quarter 2007
Company Profile
Headquartered in Tennessee.
Provides group and individual disability
insurance in the U.S. and U.K.
Also provides long-term care insurance,
life insurance, employer- and employee-
paid group benefits, and related services.
#1 U.S. group disability insurer (20+ %
market share) and #1 U.K. group disability
insurer (50+ % market share).
#1 U.S. individual disability insurer (30+
% market share).
Per Share Valuation
2006 Revenue  = $10.5 Billion
Conclusion: Due to changing fundamentals and a higher valuation, we decided to sell UNM.
FY ends December 31
Shares Outstanding = 334 million
All figures in USD
Unum U.K.
Premium
8%
Unum U.S.
Premium
49%
Other
3%
Investment
Income
22%
Other
Premium
10%
Colonial
Premium
8%
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
UNM S&P500
Price (8/24/07) $25.29 $1,479.37
2006 Earnings 1.23 91
2007 Est. Earnings 2.08 96
2006 Price / Earnings 20.6x 16.3x
2006 Price / Book 1.2x 2.8x
Dividend Yield 1.2% 1.9%